EXHIBIT 99.1

Nanobiotix Announces Closing of the Remaining $4.8 Million Investment From Johnson & Johnson Innovation – JJDC, Inc.

  Aggregate gross proceeds of approximately €50.9 million (equivalent to approximately $53.8 million) received by NANOBIOTIX has increased to approximately €55.5 million (equivalent to approximately $58.7 million) extending its runway into mid’ 2025

PARIS and CAMBRIDGE, Mass., Dec. 04, 2023 (GLOBE NEWSWIRE) --  NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – “Nanobiotix” or the “Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, announces today the closing of the previously announced subscription by Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”) for 901,256 additional ordinary shares of the Company, in the form of restricted American Depositary Shares (“ADSs”), for an aggregate amount of $4.8 million, equivalent to €4.6 million1 (the “Remaining Placement Amount”, and the subscription transaction being the “Remaining Placement”), following the approval by the French Ministry of Economy of JJDC Remaining Placement on November 22, 2023, in accordance with the French foreign investment control rules2.

As previously announced, pursuant to an existing securities purchase agreement, JJDC was obligated to subscribe, subject to any required regulatory approvals, for $25.0 million of the Company’s restricted ADSs (the “Placement Amount”), exempt from the registration requirements of the Securities Act of 1933, as amended. Pursuant to French foreign investment control rules, the Placement Amount as initially agreed was reduced, such that JJDC had initially subscribed for 3,762,923 restricted ADSs (representing, together with JJDC’s existing stake, 9.99% of the then outstanding voting rights of the Company’s capital stock, as of the issuance date thereof) for gross proceeds to the Company of $20.2 million (the “Initial Placement”). The subscription by JJDC of the Remaining Placement Amount was conditioned upon the approval of the French Ministry of Economy.

Form of the Remaining Placement

The Remaining Placement was carried out by way of a share capital increase for an aggregate amount of $4.8 million (issue premium included) decided on November 22, 2023 by the Company’s Executive Board pursuant to the delegation granted to it by the Company’s combined shareholders’ meeting held on June 27, 2023 in its 25th resolution in accordance with Article L. 225-138 of the French Commercial Code (Code de commerce) through the issuance of 901,256 additional ordinary shares, €0.03 nominal value per share of the Company (each an “Ordinary Share”), in the form of restricted ADSs reserved to a specific investor meeting the criteria defined by the shareholders’ meeting in the 25th resolution – i.e., an industrial company, institution or entity operating in the healthcare or biotechnology sector, either directly or through a controlled company or a company by which they are controlled, where applicable when entering into a commercial agreement, financing contract or partnership with the Company.

The subscription price per Ordinary Share and per ADS of the Remaining Placement is equivalent to the subscription price per Ordinary Share and per ADS of the Initial Placement. The subscription price per Ordinary Share is equal to the volume weighted average price of the Ordinary Shares on the regulated market of Euronext in Paris (“Euronext”) over the last three trading sessions preceding the pricing of the Remaining Placement (i.e. November 22, 21 and 20, 2023), less a discount of 8,88%, in accordance with the 25th resolutions of the Company’s combined shareholders’ meeting held on June 27, 2023.

The Company intends to use the net proceeds from the Remaining Placement as described in the Company’s press release dated November 6, 2023.

As of November 30th, 2023, the Company had cash and cash equivalents of €77.2 million (unaudited). The Company believes that the net proceeds from the Remaining Placement, together with its cash and cash equivalents, will be sufficient to meet its working capital requirements for operations until the end of the first quarter 2025, and, assuming the receipt from Janssen Pharmaceutica NV (‘‘Janssen’’) of the first milestone payment under the Company’s License Agreement with Janssen dated July 7, 2023, into mid’2025.

The Company’s estimates of the period of time through which its financial resources are expected to be adequate to meet its working capital requirements are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, as described under “Special Note Regarding Forward-Looking Statements” below.

Dilution

The 901,256 Ordinary Shares (in the form of restricted ADSs) that have been subscribed by JJDC in the context of the Remaining Placement represent a dilution of approximately 1,95% of the outstanding share capital of the Company (on a non-diluted basis). On an illustrative basis, a shareholder which held 1% of the Company’s share capital before the Remaining Placement holds a stake of0,98% after closing of the Remaining Placement.

The following table presents, to the Company’s knowledge, the expected allocation of the Company’s share capital following the closing of the Remaining Placement:

	Situation before the Remaining Placement					Situation after the Remaining Placement
Shareholders	Number of shares	% of share capital		% of theoretical voting rights(1)		Number of shares	% of share capital		% of theoretical voting rights(1)
	Non-diluted	Non-diluted	Diluted (2)	Non-diluted	Diluted (2)	Non-diluted	Non-diluted	Diluted (2)	Non-diluted	Diluted (2)
Invus Public Equities Advisors, LLC (A)	4 375 004	9.5%	7.9%	9.1%	7.6%	4 375 004	9.3%	7.7%	9.0%	7.5%
Baillie Gifford & Co (B)	2 821 261	6.1%	5.1%	[·]5.9%	[·]4.9%	2 821 261	6.0%	5.0%	5.8%	4.8%
JJDC (C)	4 722 560	[·]10.2%	[·]8.5%	[·]9.8%	8.2%	5 623 816	11.9%	11.5%	11.5%	11.2%
Qatar Holding LLC (D)	4 298 507	9.3%	7.7%	·]9.0%	7.5%	4 298 507	9.1%	7.6%	8.8%	7.4%
Total (A) + (B) + (C)+(D)	16 217 332	35.1%	29.1%	33.8%	28.2%	17 118 588	36.3%	31.8%	35.0%	30.9%
Laurent Levy	1 139 060	2.5%	5.4%	4.1%	6.6%	1 139 060	2.4%	5.3%	4.0%	6.5%
Bart Van Rhijn	--		0.8%	-	0.8%	-	-	0.8%	-	0.7%
Anne-Juliette Hermant	140 000	0.3%	0.8%	0.3%	0.7%	140 000	0.3%	0.8%	0.3%	0.7%
Other managers and employees	166 273	0.4%	3.3%	0.5%	3.4%	166 273	0.4%	3.3%	0.5%	3.3%
Total Management and employees	1 445 333	3.1%	10.2%	4.9%	11.5%	1 445 333	3.1%	10.1%	4.8%	11.3%
Other(3)	28 547 289	61.7%	60.6%	61.3%	60.2%	28 547 289	60.6%	58.0%	60.1%	57.8%
Treasury shares	22 118	-	-	-	-	22 118	-	-	-	-
Total	46 232 072	100%	100%	100%	100%	47 133 328	100%	100%	100%	100%

(1) The calculations are based on the assumption of the exercise of all the share warrants (BSA), founders share warrants (BSPCE) and stock options as well as the definitive acquisition of all free shares (AGA).
(2) Double voting rights are granted to all fully paid-up ordinary shares of the Company registered in the name of the same shareholder for at least two years. ADSs do not carry double voting rights.
(3) Including institutional investors holding, prior to the Remaining Placement, 2.7% of the Company's share capital and 2.6% of its voting rights (2.2% and 2.2% respectively on a fully diluted basis), and after the completion of the Remaining Placement, 2.6% of the Company's share capital and 2.5% of its voting rights (2.2% and 2.1% respectively on a fully diluted basis).

Risk Factors

[The Company draws attention to the risk factors related to the Company and its activities presented in section 1.5 of the 2022 universal registration document of the Company filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the “AMF”) under number D.23-0332 on April 24, 2023, as updated in section 2.4 of the first amendment to the Company’s 2022 universal registration document filed with the AMF under number D.23-0332-A01 on November 1st, 2023 and by a second amendment to the Company’s 2022 universal registration document filed with the AMF under number D.23-0332-A02 on November 3rd, 2023, which are available free of charge on the Company’s website at https://ir.nanobiotix.com/, as well as on the AMF’s website at www.amf-france.org.]

Settlement and Delivery – Documentation

The Ordinary Shares issued in the Remaining Placement has been admitted to trading on Euronext on December 4, 2023, on the same trading line as the existing ordinary shares of the Company, under the ticker symbol “NANO” and the ISIN code FR0011341205.

The ADSs to be issued in the Remaining Placement are expected to be listed on the Nasdaq Global Select Market under the ticker symbol “NBTX” on December 6, 2023.

The Remaining Placement is not subject to a prospectus requiring an approval from the AMF / French Financial Market Authority (Autorité des Marchés Financiers) (the "AMF").

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in, among other, Cambridge, Massachusetts (United States).

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company’s resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has been granted with a CE marking in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1(617) 852 4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investors Relations +1(617) 583-0211 investors@nanobiotix.com
Media Relations
FR - Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global - LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 24, 2023 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2022 universal registration document filed with the AMF on April 24, 2023 as updated by its first amendment filed with the AMF on November 1st, 2023 and its second amendment filed with the AMF on November 3rd, 2023, in Nanobiotix’s half-year report, which was filed with the SEC on Form 6-K and with the AMF on September 26, 2023, and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

This document does not constitute an offer to the public in France.

This announcement is an advertisement and not a prospectus within the meaning of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the Remaining Placement described above took place solely in the context of a share capital increase to the benefit of an investor meeting a category set by the shareholders’ meeting of the Company, in accordance with Article L. 225-138 of the French Commercial Code (Code de commerce) and applicable regulations.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State, or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) (« high net worth companies, unincorporated associations, etc. ») of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.

1 Based on a price per ordinary share and ADS equal to €5.07 and $5.36, respectively.
2 For more details, please refer to the Company’s press release dated November 7, 2023.

Attachment

  2023-12-04 -- NBTX -- Closes on $5M JJI Investment -- FINAL -- EU.pdf (https://ml.globenewswire.com/Resource/Download/253ecb11-0025-49e4-95f0-1599ca607762)